EXHIBIT G


         SECURITIES AND EXCHANGE COMMISSION
         (RELEASE NO. 35-_________; 70-____)

         PENNSYLVANIA EDISON COMPANY


                  Pennsylvania Edison Company ("Penelec"), 2800 Pottsville Pike, Reading, Pennsylvania, an electric utility subsidiary of GPU, Inc., a registered holding company, has filed an application pursuant to Sections 6(a), 7, 9(a), 10 and 12(b) of the Public Utility Holding Company Act of 1935 and Rules 45 and 54 thereunder.

                  Penelec proposes to organize a special purpose business trust under Delaware law ("Penelec Capital Trust"), which will issue and sell from time to time in one or more series through December 31, 2000 up to $125 million aggregate liquidation value of preferred beneficial interests, in the form of Trust Securities (having a liquidation value per interest to be determined) (the "Trust Securities")*. Each Trust Security will represent a cumulative preferred security (the "Preferred Securities") of a Delaware limited partnership ("Penelec Capital

-----------------
* The transactions proposed herein are substantially the same as the transactions approved by the Commission in Order dated June 24, 1997 (HCAR No. 35-26071) (monthly income preferred securities ("MIPS")) with the exception that the MIPS were issued by a limited partnership subsidiary of Penelec and the Trust Securities will be issued by a special purpose business trust subsidiary. The trust structure is being utilized to help ensure the intended tax treatment, as discussed below.

                                       -1-

L.P."), which will be a special purpose indirect subsidiary of Penelec. Penelec also proposes to form a special purpose Delaware corporation ("Investment Sub"), for the sole purpose of acting as general partner of Penelec Capital L.P. The sole purpose of Penelec Capital Trust will be to acquire the Preferred
Securities and to issue the Trust Securities evidencing the Preferred Securities. The sole purpose of Penelec Capital L.P. is to issue one or more series of Preferred Securities and to lend the proceeds thereof, plus the capital contribution (in an amount not to exceed $5 million) made by Penelec in Penelec Capital L.P., to Penelec, which loan will be evidenced by the Subordinated Debentures (defined below) issued by Penelec.

                  Penelec will acquire the common stock of Investment Sub for a nominal consideration and will capitalize Investment Sub with (i) a capital contribution in the amount of up to $5 million, and (ii) a demand promissory note in the principal amount of up to $13 million, such note to accrue interest, compounded semi-annually, at a rate equal to the Citibank, N.A. base rate as in effect from time to time. Investment Sub will acquire all of the general partner interests in Penelec Capital L.P. for up to $5 million (the "L.P. Equity Contribution").
                  Penelec Capital Trust will apply the proceeds from the sale of the Trust Securities to purchase the Preferred Securities. Penelec Capital L.P. will, in turn, use the proceeds received from the sale of the Preferred Securities, together with the L.P. Equity Contribution, to purchase Penelec's subordinated
                                       -2-
debentures (individually, a "Subordinated Debenture" and collectively, the "Subordinated Debentures").

                  Penelec will also unconditionally guarantee the payment by Penelec Capital L.P. of (A) accrued but unpaid distributions on the Preferred Securities, if and to the extent Penelec Capital L.P. has declared such distributions out of funds legally available therefor, (B) the redemption price for any redemption of the Preferred Securities, (C) the aggregate liquidation preference on the Preferred Securities, including all accrued but unpaid distributions, whether or not declared and (D) certain additional amounts (the "Guaranties").

                  Each Subordinated Debenture will be issued under an Indenture to be entered into with United States Trust Company of New York, as trustee, and will have an initial term of up to 49 years. Prior to maturity, Penelec will pay only interest on the Subordinated Debentures at a rate equal to the distribution rate on the Preferred Securities. Such interest payments will constitute Penelec Capital Trust's only income and will be used by it to pay distributions on the Trust Securities, with any excess being distributed indirectly to Penelec as a distribution on Penelec's investment in Penelec Capital L.P., thereby reducing the interest cost on the Subordinated Debentures. Distributions on the Trust Securities will be made not less than semi-annually, and will be cumulative and must be made to the extent that Penelec Capital Trust has legally available funds and cash sufficient for such purposes. However, Penelec will have the
                                       -3-

right to defer payment of interest on the Subordinated Debentures for up to five years in which event Penelec Capital Trust may similarly defer payment of distributions on the Trust Securities, but in no event may distributions be deferred beyond the maturity date of the Subordinated Debentures. The distribution rates, payment dates, redemption and other similar provisions of each series of Trust Securities will be identical to the interest rates, payment dates, redemption and other provisions of the Subordinated Debentures issued by Penelec with respect thereto.

                  Each Subordinated Debenture and related Guaranty will be subordinate to all other existing and future "Senior Indebtedness," as defined below, of Penelec and will have no cross-default provisions with respect to other Penelec indebtedness -- i.e., a default under any other outstanding Penelec indebtedness will not result in a default under the Subordinated Debenture or the Guaranty. However, Penelec may not declare and pay dividends on, or redeem or retire, its outstanding Cumulative Preferred Stock or Common Stock unless all payments then due (whether or not previously deferred) under the Subordinated Debentures and the Guaranties have been made. "Senior Indebtedness" consists of (i) the principal of and premium (if any) in respect of (A) indebtedness of Penelec for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments (including purchase money obligations) for payment of which Penelec is responsible or liable; (ii) all capital lease obligations of Penelec; (iii) all obligations of Penelec issued or assumed as
                                       -4-

the deferred purchase price of property, all conditional sale obligations of Penelec and all obligations of Penelec under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);
(iv) certain obligations of Penelec for the reimbursement of any obligor on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other persons for the payment of which Penelec is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the types referred to in clauses (i) through (v) of other persons secured by any lien on any property or asset of Penelec (whether or not such obligation is assumed by Penelec), except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

                  It is expected that Penelec's interest payments on the Subordinated Debentures will be deductible for income tax purposes and that Penelec Capital Trust will be treated as a trust for federal income tax purposes. Consequently, distributions from Penelec Capital Trust to the holders of Trust Securities and indirectly to Penelec will be deemed to constitute distributions of the interest income received by Penelec Capital Trust on the Subordinated Debentures. Consequently, such holders and Penelec will not be entitled to any "dividend received deduction" under the Internal Revenue Code with respect to such distributions.
                                       -5-

                  A series of the Trust Securities will be subject to mandatory redemption upon redemption of the corresponding series of the Preferred Securities. A series of Preferred Securities will be subject to mandatory redemption upon the maturity or prior redemption of the corresponding series of the Subordinated Debentures, but will not be subject to any mandatory sinking fund. A series of Preferred Securities may also be redeemable at the option of Penelec at a price equal to their liquidation value plus any accrued and unpaid distributions plus any premium negotiated in connection with the marketing of the Trust Securities, (i) at any time after a specified no-call period (if any) which could be up to the life of the issuance, or (ii) in the event that (I) Penelec Capital L.P. is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, or (II) Penelec Capital L.P. or Penelec Capital Trust is subject to federal income tax with respect to interest received on the Subordinated Debentures, or (III) it is determined that the interest payments by Penelec on the Subordinated Debentures are not deductible for federal income tax purposes or (IV) Penelec Capital L.P. is subject to more than a de minimis amount of other taxes, duties or other governmental charges, or (V) Penelec Capital L.P. becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended ("1940 Act"). Upon occurrence of any of the events set forth in clause (ii) of the immediately preceding sentence, Penelec Capital L.P. and Penelec Capital Trust could be dissolved and the Subordinated Debentures distributed directly to the holders of the Trust Securities and
                                       -6-

to Penelec on a pro rata basis, resulting in direct ownership of the Subordinated Debentures by the holders of the Trust Securities. The Subordinated Debentures distributed to Penelec will be canceled.

                  In the event that Penelec Capital Trust is required by applicable tax laws to withhold or deduct certain amounts in connection with distributions or other payments, Penelec Capital Trust may also have the obligation, if the Trust Securities are not redeemed or Subordinated Debentures are not distributed to the holders thereof as aforesaid, to "gross up" such payments so that the Trust Securities holders will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such latter event, Penelec's obligations under the Subordinated Debentures and the Guaranties would also cover any such "gross up" obligations.

                  Upon receipt by Penelec Capital Trust of any distribution from
Penelec Capital L.P. upon any voluntary or involuntary liquidation, dissolution or winding up of Penelec Capital L.P., the holders of the Trust Securities will be entitled to receive such amounts in proportion to the respective number of Preferred Securities represented by such Trust Securities, out of the assets of Penelec Capital L.P. available for distribution after satisfaction of liabilities to creditors of Penelec Capital Trust.
                                       -7-

                  In the event of any voluntary or involuntary dissolution or winding up of Penelec Capital L.P., the holders of Preferred Securities will be entitled to receive out of the assets of Penelec Capital L.P., after satisfaction of liabilities to creditors and before any distribution of assets is made to the Investment Sub, the sum of their stated liquidation preference and all accumulated and unpaid distributions to the date of payment of the Preferred Securities. All assets of Penelec Capital L.P. remaining after payment of the liquidation distribution to the holders of Preferred Securities will be distributed to the Investment Sub.

                  Upon any liquidation, dissolution or winding up of Penelec, the amount payable on each series of the Preferred Securities would be limited to a pro rata portion of any amount recovered by Penelec Capital L.P. in its capacity as a subordinated debt holder of Penelec. The Subordinated Debentures and the payment obligations under the Guaranty will be subordinate to all other existing and future Senior Indebtedness, except for any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures.

                  The constituent instruments of Penelec Capital Trust, including its declaration of trust, will provide, among other things, that Penelec Capital Trust's activities will be limited to the issuance and sale of Trust Securities from time to time and the application of the proceeds thereof to the purchase of the Preferred Securities. Accordingly, it is not proposed that
                                       -8-

Penelec Capital Trust's constituent instruments include any interest or distribution coverage or capitalization ratio restrictions on its ability to issue and sell Trust Securities, as each such issuance will be supported by a Subordinated Debenture and a Guaranty, and such restrictions would therefore not be relevant or necessary for Penelec Capital Trust to maintain an appropriate capital structure. Moreover, the issuance of Subordinated Debentures by Penelec will be subject to the restriction in Article 6th, Section 8(D) of Penelec's Restated Articles of Incorporation which limits, without the consent of the holders of a majority of Penelec's outstanding Cumulative Preferred Stock, the amount of unsecured indebtedness which Penelec may have outstanding at any one time to 20% of the aggregate of the total outstanding principal amount of all bonds and other securities representing secured indebtedness issued or assumed by Penelec plus Penelec's capital stock, premiums thereon, and surplus of Penelec as stated on its books of account. Penelec Capital Trust's constituent instruments will further state that Penelec Capital L.P will be responsible for all liabilities and obligations of Penelec Capital Trust.

                  Penelec expects to apply the net proceeds of the sale to Penelec Capital L.P. of Subordinated Debentures to the redemption of outstanding senior securities pursuant to the optional redemption provisions thereof, to the repayment of outstanding short-term debt, for construction purposes, and for other general corporate purposes, including to reimburse Penelec's treasury for funds previously expended therefrom for
                                       -9-
the above purposes. Penelec will not use any of the net proceeds of the sale of Subordinated Debentures to acquire, either directly or indirectly, any interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO").

                  The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _________, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as it may be amended, may be granted.









                                      -10-